UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

360 Finance, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

88557W 101*

(CUSIP Number)

Ruby Finance Investment Ltd.

Ruby Finance Holdings Ltd.

FountainVest China Capital Partners GP3 Ltd.

c/o FountainVest Partners (Asia) Limited

705-708, ICBC Tower, 3 Garden Road

Central, Hong Kong

+852-3972 3900

With copies to:

Brian Lee, Esq. c/o FountainVest Partners (Asia) Limited 705-708, ICBC Tower, 3 Garden Road Central, Hong Kong +852-3972 3900	Douglas Freeman, Esq. Victor Chen, Esq. Goodwin Procter (Hong Kong) LLP c/o 38th Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central Central, Hong Kong +852 3658 5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of Ruby Finance Investment Ltd. (“Ruby Investment”), Ruby Finance Holdings Ltd. (“Ruby Holdings”), and FountainVest China Capital Partners GP3 Ltd. (“FountainVest”), with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value of $0.00001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value of $0.00001 per share (“Class B Ordinary Shares”), of 360 Finance, Inc., a Cayman Islands company (“Issuer”).

The CUSIP number of 88557W 101 applies to the American depositary shares of the Issuer (“ADSs”). Each American depositary share represent two Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88557W 101	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS Ruby Finance Investment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,042,532 Class A Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,042,532 Class A Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,042,532 Class A Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8% of the Class A Ordinary Shares(2) (or 7.6% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 23,042,532 Class A Ordinary Shares in the form of 11,521,266 ADSs.
(2)	Based on 262,886,753 Class A Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer.
(3)

Based on 302,707,339 outstanding Ordinary Shares as a single class, being the sum of 262,886,753 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Ruby Finance Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,042,532 Class A Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,042,532 Class A Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,042,532 Class A Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8% of the Class A Ordinary Shares(2) (or 7.6% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 23,042,532 Class A Ordinary Shares in the form of 11,521,266 ADSs held by Ruby Investment, which is wholly owned by Ruby Holdings.
(2)	Based on 262,886,753 Class A Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer.
(3)

Based on 302,707,339 outstanding Ordinary Shares as a single class, being the sum of 262,886,753 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS FountainVest China Capital Partners GP3 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,042,532 Class A Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,042,532 Class A Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,042,532 Class A Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8% of the Class A Ordinary Shares(2) (or 7.6% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 23,042,532 Class A Ordinary Shares in the form of 11,521,266 ADSs held by Ruby Investment, which is wholly-owned by Ruby Holdings. Ruby Holdings is controlled by FountainVest.
(2)	Based on 262,886,753 Class A Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer.
(3)

Based on 302,707,339 outstanding Ordinary Shares as a single class, being the sum of 262,886,753 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Page 4 of 7 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Issuer. The Ordinary Shares of the Issuer consist of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and Class B Ordinary Shares, par value US$0.00001 each.

ADSs, each representing two Class A Ordinary Shares, of the Issuer are listed on the Nasdaq Stock Market under the symbol “QFIN.”

The principal executive offices of the Issuer are located at China Diamond Exchange Center, Building, No. 555 Pudian Road, No. 1701 Century Avenue Pudong New Area, Shanghai 200122, People’s Republic of China (the “PRC”).

Item 2. Identity and Background.

Ruby Investment, Ruby Holdings, and FountainVest are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

FountainVest is the general partner of each of FountainVest China Capital Partners Fund III, L.P., FountainVest China Capital Parallel Fund III, L.P. and FountainVest China Capital Parallel-A Fund III, L.P. (collectively, the “FountainVest Funds”). The FountainVest Funds collectively own 100% of Ruby Holdings, a Cayman Islands company, which in turn is the sole owner of Ruby Investment, a Cayman Islands Company.

Each of Ruby Investment and Ruby Holdings is principally an investment holding vehicle. Each of Ruby Investment and Ruby Holdings is a company organized and existing under the laws of the Cayman Islands. The address of the principal office of each of Ruby Investment and Ruby Holdings is offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

The principal business of each of the FountainVest and FountainVest Funds is investment management. The address of the principal office of each of the FountainVest and FountainVest Funds is offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The directors of FountainVest are Mr. Kui Tang, Mr. George Jian Chuang and Mr. Yongmin Hu. As of the date of this statement, FountainVest does not have any executive officers. Mr. Kui Tang is the Chairman and Chief Executive Officer of FountainVest Partners (Asia) Limited and its affiliates (collectively, “FountainVest Partners”). Mr. George Jian Chuang and Mr. Yongmin Hu are Co-Presidents of FountainVest Partners.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Person, any of the FountainVest Funds or any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 15, 2019, Ruby Investment entered into a securities purchase agreement (“Monocerus SPA”) with Monocerus Company Limited, a company with limited liability incorporated in the British Virgin Islands (“Monocerus”). On November 25, 2019, Ruby Investment and Monocerus entered into an amendment to the Monocerus SPA (the “Amendment to Monocerus SPA”). A copy of the Monocerus SPA and the Amendment to Monocerus SPA is attached hereto as Exhibit 99.2. The description of the Monocerus SPA and the Amendment to Monocerus SPA contained herein is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.

Page 5 of 7 Pages

Pursuant to the Monocerus SPA and the Amendment to Monocerus SPA, Ruby Investment purchased a total of 8,275,889 ADSs, representing 16,551,778 Class A Ordinary Shares, from Monocerus for a purchase price of $10 per ADS (or an aggregate purchase price of $82,758,890), at a closing that occurred on November 27, 2019. The purchase price was funded by the FountainVest Funds using funds provided by capital contributions from their respective partners.

On November 15, 2019, Ruby Investment entered into (i) a securities purchase agreement (“Ronghui SPA”) with Beijing Rongjia Huineng Investment Management Center (Limited Partnership) (“Ronghui”), a limited partnership established in the PRC, a copy of which is attached hereto as Exhibit 99.3, and (ii) a securities purchase agreement (“Sunshine SPA”) with Sunshine Life Insurance Corporation Limited, a company with limited liability incorporated in the PRC (“Sunshine Insurance”), a copy of which is attached hereto as Exhibit 99.4. The description of the Ronghui SPA and Sunshine SPA contained herein is qualified in its entirety by reference to Exhibit 99.3 and Exhibit 99.4, respectively, which are incorporated herein by reference.

Pursuant to the Ronghui SPA, Ruby Investment purchased a total of 1,521,270 ADSs, representing 3,042,540 Class A Ordinary Shares, from Ronghui, which was the beneficial owner of such securities, for a purchase price of $10 per ADS (or an aggregate purchase price of $15,212,700), at a closing that occurred on November 27, 2019. Pursuant to the Sunshine SPA, Ruby Investment purchased a total of 1,724,107 ADSs, representing 3,448,214 Class A Ordinary Shares, from Sunshine Insurance, which was the beneficial owner of such securities, for a purchase price of $10 per ADS (or an aggregate purchase price of $17,241,070), at a closing that occurred on November 27, 2019. The purchase price was funded by the FountainVest Funds using funds provided by capital contributions from their respective partners.

On December 9, 2019, Ruby Investment entered into a share subscription agreement (“Ruby SSA”) with (a) Cagico Technology Limited (“Cagico”), a company organized under the laws of the British Virgin Islands and wholly-owned by the spouse of Mr. Hongyi Zhou, the chairman of the board of directors of the Issuer, and (b) Brilliance Limited (“Brilliance”), a company with limited liability organized under the laws of the British Virgin Islands and established on behalf of certain members of the management of the Issuer. Pursuant to the Ruby SSA, Ruby Investment agrees to issue to Cagico and Brilliance, and Cagico and Brilliance agree to subscribe from Ruby Investment, certain ordinary shares of Ruby Investment for a total subscription price of US$20 million. The closing of the subscriptions is subject to the satisfaction or waiver of customary closing conditions as well as a long stop date of February 13, 2020. Upon closing, Ruby Holdings will remain as the majority shareholder of Ruby Investment. Upon closing, Ruby Investment and its shareholders will enter into a shareholders agreement to regulate the rights and obligations among such parties, which include, among others, the voting and disposition of the securities owned by Ruby Investment.

Item 4. Purpose of Transaction.

For a period of twelve (12) months after the closing of the subscriptions under the Ruby SSA, Ruby Investment may from time to time, as and when it deems fit, use up to US$60 million in aggregate of its funds to (i) subscribe for equity securities, securities convertible or exchangeable thereinto and/or securities exercisable therefor from the Issuer, (ii) purchase or acquire equity securities from existing holders of equity securities of the Issuer (including but not limited to, purchase or acquisitions on the open market, in privately negotiated transactions, in block trades and/or through other legally permissible means), and (iii) pay costs and expenses in connection therewith; provided, that the timing and purchase price of such subscriptions, purchases or acquisitions, if any, will be determined by the board of directors of Ruby Investment at its sole discretion, taking into consideration the market conditions and other factors as the board of directors of Ruby Investment deems relevant and necessary and shall be subject to relevant U.S. securities laws, regulations and rules.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.

Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2 above is hereby incorporated by reference.

Page 6 of 7 Pages

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

The filing of this statement should not be construed as an admission that the Reporting Persons are, for the purposes of Section 13 of the Act, the beneficial owners of the Ordinary Shares reported herein. Other than Ruby Investment, the Reporting Persons expressly disclaim beneficial ownership of any securities reported herein.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The disclosure set forth in Item 3 and Item 4 of this Schedule 13D is incorporated by reference.

On November 15, 2019, Ruby Investment entered into a lock-up letter agreement (“Lock-up Letter”) with Monocerus and Zhejiang Haining Guoan Ruiwei Investment Partnership (Limited Partnership), a limited partnership established in the PRC (“Guoan”), a copy of which is attached hereto as Exhibit 99.5. Pursuant to the Lock-up Letter, Guoan shall not, between November 15, 2019 and February 25, 2020, transfer, sell or dispose of the 200,000 ADSs of the Issuer beneficially owned by it. The description of the Lock-up Letter contained herein is qualified in its entirety by reference to Exhibit 99.5, which is incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement dated December 9, 2019 by and among the Reporting Persons.

99.2	Securities Purchase Agreement dated November 15, 2019 between Ruby Investment and Monocerus and the Amendment to the Securities Purchase Agreement dated November 25, 2019 between Ruby Investment and Monocerus.

99.3	Securities Purchase Agreement dated November 15, 2019 between Ruby Investment and Ronghui.

99.4	Securities Purchase Agreement dated November 15, 2019 between Ruby Investment and Sunshine Insurance

99.5	Lock-up Letter dated November 15, 2019 between Ruby Investment, Monocerus and Guoan.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2019

Ruby Finance Investment Ltd.	By:	/s/ Brian Eden
Name: Brian Eden Title: Director

Ruby Finance Holdings Ltd.	By:	/s/ Brian Eden
Name: Brian Eden Title: Director

FountainVest China Capital Partners GP3 Ltd.	By:	/s/ Brian Lee
Name: Brian Lee Title: Authorized Signatory